Exhibit 99.2



Li Auto Inc.
理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2015)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. ("**Li Auto**" or the "**Company**") is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2024 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2023. These annual results have been prepared under generally accepted accounting principles in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee (the "**Audit Committee**") of the Board.

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2023	**2024**	Change (%)
	(RMB in thousands, except for percentages)		
Revenues	123,851,332	**144,459,946**	16.6%
Gross profit	27,496,751	**29,656,138**	7.9%
Income from operations	7,406,877	**7,019,114**	(5.2)%
Income before income tax	10,451,763	**9,315,624**	(10.9)%
Net income	11,809,125	**8,045,250**	(31.9)%
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	11,673,367	**8,085,478**	(30.7)%
Non-GAAP Financial Measures:			
Non-GAAP net income	12,197,569	**10,670,070**	(12.5)%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

| | For the Year Ended December 31, | |
	2023	2024
	(RMB in thousands)	
Net income	11,809,125	8,045,250
Share-based compensation expenses	2,378,689	2,630,905
Release of valuation allowance on deferred tax assets	(1,990,245)	(6,085)
Non-GAAP net income	12,197,569	10,670,070

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2024, we continued to invest in research and development ("**R&D**") to drive innovation while enhancing operational efficiency, staying committed to creating value for our users. With ongoing enhancements in our product strength and organizational execution, as well as the increasing user recognition of our R&D achievements, our market share in the RMB200,000 and higher new energy vehicle ("**NEV**") market in China reached 15.3% in 2024, making us the top-selling Chinese automotive brand in this market segment. Annual deliveries of Li Auto vehicles reached 500,508, representing a year-over-year increase of 33.1%, establishing Li Auto as the fastest premium automotive brand to achieve over 500,000 annual deliveries in the Chinese market. Our strong delivery performance drove full-year revenue to reach RMB144.5 billion, an increase of 16.6% year-over-year. As of December 31, 2024, our cumulative deliveries reached 1,133,872 vehicles, making us the first Chinese emerging new energy automotive brand to cross the 1,000,000 cumulative deliveries milestone.

Products

In 2024, we further enriched our product portfolio and enhanced the user experience by launching two new models and upgrading existing ones. We currently offer five models, which collectively cover the RMB200,000 to RMB600,000 price range, providing various choices in size and intelligent configurations to fulfill the diverse needs of growing family users.

On March 1, 2024, we officially launched Li MEGA, our high-tech flagship family MPV, alongside the 2024 models of Li L7, Li L8, and Li L9. Designed to meet the needs of big families, Li MEGA offers an efficient energy replenishment experience, a spacious interior, a wealth of intelligent features, and rigorous safety features. The 2024 models of Li L series have elevated user experience with comprehensive upgrades to the range extension and chassis systems, as well as improvements in safety, comfort, and intelligent features. On April 18, 2024, we launched Li L6, a five-seat premium family SUV that offers outstanding performance and configurations, making it an ideal choice for young families seeking a vehicle priced under RMB300,000.

We are committed to providing comprehensive safety protection for every family member and have integrated this philosophy into every stage of product design and manufacturing, among other areas. This commitment is ultimately reflected in our product quality. In September 2024, both Li MEGA and Li L6 received the highest safety "G+" rating across categories of occupant safety, pedestrian safety, and assistance safety under the latest assessment protocol of the China Insurance Automotive Safety Index (C-IASI).

Additionally, leveraging frequent and high-quality OTA updates, we continued to optimize product intelligence and maximize the effectiveness of safety features. This allowed us to continually enhance our product value, serving more families with a safer, more convenient and more intelligent user experience. In 2024, we added 310 new features and 324 optimized functions through 19 OTA updates, further enhancing user experiences in autonomous driving, smart space, and smart electric features.

Thanks to our ever-enhancing product strength, exceptional user recognition, and highly efficient delivery capabilities, we achieved strong sales performance across our model lineup. Li L7, Li L8 and Li L9 have each crossed the milestone of 200,000 cumulative deliveries in 2024. Li L6's cumulative deliveries reached 192,000 in 2024, within only nine months since its launch. Li MEGA also became a top-seller in the RMB500,000 and above new energy MPV market in 2024 in China. These strong delivery performances solidified our sales champion position among Chinese automotive brands in the RMB200,000 and above NEV market.

Research and Development

Li Auto has always adhered to the strategy of in-house research for core technologies with continued R&D investments, facilitating constant technological innovation and iteration in core areas. As the automotive industry is progressing into the latter half of its intelligentization phase, we accelerated our innovation efforts toward intelligentization to effectively drive tangible results, which led to continuous optimizations of the user experience. In 2024, our R&D expenses reached RMB11.1 billion, accounting for 7.7% of total revenues. As of December 31, 2024, we had 5,930 R&D personnel.

In 2024, Li Auto implemented 12 technological updates on autonomous driving, continuously delivering a safer, more comfortable, and more efficient user experience. In July 2024, we rolled out NOA independent of high-definition maps for all Li AD Max users, enabling nationwide coverage without reliance on prior information. Three months later, in October 2024, we updated Li AD Max's technology stack and rolled out our new full-stack, proprietary dual-system autonomous driving solution which integrates an end-to-end (E2E) model and a vision-language model (VLM). Leveraging this technology, we released our one-click point-to-point autonomous driving feature and automatic passage function at ETC toll stations on highways nationwide in November 2024, which enabled our autonomous driving solution to achieve 100% coverage for daily driving scenarios.

In 2024, our smart space system optimized continuously, earning widespread user acclaim for its exceptional performance. Our smart assistant Li Xiang Tong Xue, saw rapid advancements during the year. Its capabilities in cognition, reasoning, tool utilization, and task execution have been continuously improving, making human-machine interaction more natural and human-like. We also added or upgraded an array of features, including Task Master 2.0 and 360-Degree Dash Cam, to deliver increasingly convenient, intelligent, and seamless user experiences.

Supply Chain

While adhering to the in-house development of core technologies, we actively promote technological innovation across the industrial chain through open collaborations and resource sharing, continuously improving and enhancing our supply chain system. Li Auto has built unconventional supply relationships by adopting a "co-creation" model, achieving industry-leading technological breakthroughs in areas such as air springs and domain controllers in cooperation with its partners. We also worked with our partners to drive the digital transformation of the supply chain. For example, we collaborated with suppliers to develop a big data system for dimensions, MMDS, which enables comprehensive dimensional data coverage and real-time collaborative analysis between core suppliers and OEMs. This data-driven approach continuously improves and optimizes the quality of incoming materials, reducing the total cost of quality. Through digitization, localization, and scaling, we not only ensure production capacity and quality but also effectively reduce production costs and achieve economies of scale, ultimately delivering additional value to our users.

Manufacturing

We remain committed to operating our own manufacturing facilities, with our green intelligent manufacturing bases in Changzhou and Beijing, China. By adopting highly automated, intelligent, and digitalized production lines with a large amount of cutting-edge manufacturing processes, we created an efficient and controllable intelligent manufacturing system. Leveraging our proprietary intelligent platforms such as the stamping digitalization system, Lianshan quality monitoring and early warning platform, and Li-MOS manufacturing management system, we built an intelligent manufacturing super brain to connect all assembly data and process flows, achieving end-to-end closed-loop management throughout all processes of each business. We will continue to leverage big data and artificial intelligence technologies to facilitate production and rapid iterations of related technologies, thereby continuously enhancing manufacturing efficiency and product quality.

Sales and Servicing Network

In 2024, in response to our growing product portfolio and expanding user base, we continuously pursued expansion and upgrade of our sales and servicing network and achieved significant improvements in operating efficiency. We replaced some lower-performing shopping mall stores with new sales centers located in major auto parks, coupled with region-specific sales strategies implemented with greater operating autonomy at regional levels. As a result, the number of display spots nationwide rose by over 40% year-over-year, reaching 3,700, and our store efficiency also observed a substantial increase. Meanwhile, we continued to deepen our presence in first- and second-tier cities while continuously expanding our coverage in key third-, fourth- and fifth-tier cities to further elevate brand awareness. As of December 31, 2024, in China, we had 502 retail stores in 150 cities, as well as 478 servicing centers and Li Auto-authorized body and paint shops operating in 225 cities. In addition, we have established directly-operated servicing centers in three overseas regions: Kazakhstan, Dubai, and Uzbekistan.

With respect to charging network deployment, we accelerated the expansion of our super charging network and increased its density through a combination of self-building and cooperative approaches. In 2024, we built 1,420 super charging stations equipped with 7,792 charging stalls. As of December 31, 2024, we had 1,727 super charging stations in operation in China equipped with 9,100 charging stalls. We also established China's largest highway super charging network among automakers. Furthermore, we continued to strengthen our cooperation with premium partners in the industry to facilitate the construction of charging stations and platform interconnectivity. As of December 31, 2024, we had a total of 3,018 third-party "Li Selection" super charging stations in use.

Environmental, Social and Governance (ESG)

In September 2024, we were awarded the highest "AAA" rating by MSCI ESG Research for the second consecutive year, recognizing our excellence in key areas such as corporate governance, product quality and safety, clean energy technologies, and our commitment to sustainable development and social responsibility.

Recent Developments After the Reporting Period

Delivery Update

In January and February 2025, the Company delivered 29,927 and 26,263 vehicles, respectively. As of February 28, 2025, in China, the Company had 500 retail stores in 150 cities, 488 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities, and 1,874 super charging stations in operation equipped with 10,008 charging stalls.

OTA Updates

In January 2025, we released OTA update version 7.0, followed soon after by version 7.1 in February. Available on the Li L series and Li MEGA, the updates introduced an array of new features and experience enhancements. OTA 7.0 debuted Li AD Max V13, featuring enhanced highway NOA built on an end-to-end architecture to enable end-to-end autonomous driving capabilities across all city and highway scenarios. Its industry-first intelligent reasoning visualization feature allows drivers to use autonomous driving functions with greater confidence. OTA 7.1 further refined Li AD Max V13 for smoother performance in complex road conditions, while introducing Sentry Mode High-Risk Video Remote Preview and Front Passenger Exit Alert for a more reassuring user experience. These OTA updates also feature optimizations to Li Xiang Tong Xue smart assistant and further enhancements to smart electric features including charging planning and efficiency, among others.

Germany Research and Development Center

In January 2025, the Company officially established its first overseas R&D center in Munich, Germany, which will drive our continued developments in technology pre-research, product development, and product strategy.

Business Outlook

Looking ahead to 2025, as we navigate an evolving market landscape, we remain committed to our strategic focus. By continuously strengthening our comprehensive capabilities, expanding our product portfolio, and enhancing user value, we aim to reinforce the competitiveness of our organization and products. In 2025, we will launch new battery electric SUV models and refresh our existing model lineup. In line with our BEV strategy, we will further accelerate the deployment of our super charging network. We believe that our leading technological advantages and innovation capabilities in the fields of autonomous driving, smart space, and smart electrification will enable us to continue delivering products and services that exceed user needs, while further increasing our market share in the RMB200,000 and higher NEV market in China. Meanwhile, we will step up our global expansion efforts and explore a broader global presence. We will also continue to embrace intelligentization transformation by reinforcing our R&D, innovation, and cash-generating capabilities. These efforts will bolster our competitive advantages as the automotive industry enters its next phase of development, further supporting our sustained breakthroughs and long-term growth in this intelligent era.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2023	2024
	(RMB in thousands)	
Revenues:		
Vehicle sales	120,294,667	**138,538,092**
Other sales and services	3,556,665	**5,921,854**
Total revenues	123,851,332	**144,459,946**
Cost of sales:		
Vehicle sales	(94,482,347)	**(111,121,036)**
Other sales and services	(1,872,234)	**(3,682,772)**
Total cost of sales	(96,354,581)	**(114,803,808)**
Gross profit	27,496,751	**29,656,138**
Operating expenses:		
Research and development expenses	(10,586,129)	**(11,071,358)**
Selling, general and administrative expenses	(9,767,955)	**(12,229,323)**
Other operating income, net	264,210	**663,657**
Total operating expenses	(20,089,874)	**(22,637,024)**
Income from operations	7,406,877	**7,019,114**
Other (expense)/income		
Interest expense	(86,251)	**(187,755)**
Interest income and investment income, net	2,082,948	**1,819,964**
Others, net	1,048,189	**664,301**
Income before income tax	10,451,763	**9,315,624**
Income tax benefit/(expense)	1,357,362	**(1,270,374)**
Net income	11,809,125	**8,045,250**
Less: Net income attributable to noncontrolling interests	104,992	**12,900**
Net income attributable to ordinary shareholders of Li Auto Inc.	11,704,133	**8,032,350**
Net income	11,809,125	**8,045,250**
Other comprehensive (loss)/income		
Foreign currency translation adjustment, net of tax	(30,766)	**53,128**
Total other comprehensive (loss)/income	(30,766)	**53,128**
Total comprehensive income	11,778,359	**8,098,378**
Less: Net income attributable to noncontrolling interests	104,992	**12,900**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	11,673,367	**8,085,478**

Revenues

Total revenue increased by 16.6% from RMB123.9 billion for the year ended December 31, 2023 to RMB144.5 billion for the year ended December 31, 2024.

Revenue from vehicle sales increased by 15.2% from RMB120.3 billion for the year ended December 31, 2023 to RMB138.5 billion for the year ended December 31, 2024, primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price mainly due to different product mix and changes in pricing strategy.

Revenue from other sales and services increased by 66.5% from RMB3.6 billion for the year ended December 31, 2023 to RMB5.9 billion for the year ended December 31, 2024, primarily attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales

Cost of sales increased by 19.1% from RMB96.4 billion for the year ended December 31, 2023 to RMB114.8 billion for the year ended December 31, 2024, mainly attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 7.9% from RMB27.5 billion for the year ended December 31, 2023 to RMB29.7 billion for the year ended December 31, 2024. The decrease in gross margin from 22.2% for the year ended December 31, 2023 to 20.5% for the year ended December 31, 2024 was mainly attributable to the decrease of vehicle margin.

Vehicle margin decreased from 21.5% for the year ended December 31, 2023 to 19.8% for the year ended December 31, 2024. The decrease in vehicle margin was mainly due to different product mix, and changes in pricing strategy, partially offset by cost reduction.

Research and Development Expenses

Research and development expenses increased by 4.6% from RMB10.6 billion for the year ended December 31, 2023 to RMB11.1 billion for the year ended December 31, 2024, primarily attributable to increased expenses to support our expanding product portfolios and technologies, and increased employee compensation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 25.2% from RMB9.8 billion for the year ended December 31, 2023 to RMB12.2 billion for the year ended December 31, 2024, primarily due to increased employee compensation associated with growth in number of staff and the recognition of share-based compensation expenses regarding the chief executive officer's performance-based awards in 2024, as well as increased rental and other expenses associated with the expansion of sales and servicing network.

Income from Operations

As a result of the foregoing, income from operations decreased by 5.2% from RMB7.4 billion in 2023 to RMB7.0 billion in 2024.

Interest Income and Investment Income, Net

Interest income and investment income, net decreased by 12.6% from RMB2.1 billion for the year ended December 31, 2023 to RMB1.8 billion for the year ended December 31, 2024, primarily attributable to the fair value change of equity investments, partially offset by increase in interest income.

Income tax benefit/(expense)

For the year ended December 31, 2024, there was income tax expense of RMB1.3 billion compared to income tax benefit of RMB1.4 billion for the year ended December 31, 2023, primarily attributable to non-cash tax benefit of RMB2.0 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net Income

As a result of the foregoing, net income was RMB8.0 billion in 2024, compared with RMB11.8 billion in 2023.

Liquidity and Source of Funding and Borrowing

During the year ended December 31, 2024, we funded our cash requirements principally through cash generated from our operations. Our cash position[1] increased by 8.8% from RMB103.7 billion as of December 31, 2023 to RMB112.8 billion as of December 31, 2024.

The maturity profile of borrowings of the Group as at December 31, 2024 is set out in note 5 in the notes to the unaudited condensed consolidated financial statements of this announcement.

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2024.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the year ended December 31, 2024.

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1. Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Pledge of Assets

As at December 31, 2024, we secured certain manufacturing facilities and land use rights for borrowings, detail of which are set out in note 5 in the notes to the unaudited condensed consolidated financial statements in this announcement. Save as disclosed in this announcement, we did not have material pledged assets as at December 31, 2024.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2024.

Gearing Ratio

As at December 31, 2024, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 56.1% (as at December 31, 2023: 57.8%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2024.

Capital Commitment

As of December 31, 2024, capital commitment of the Company was RMB6.4 billion (as of December 31, 2023: RMB6.3 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

The total employee remuneration expenses for the year ended December 31, 2024, including share-based compensation expenses, were RMB15.0 billion, as compared to RMB12.1 billion for the year ended December 31, 2023.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematically training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As at December 31, 2024, the Company had a total of 32,248 employees. The following table sets forth the total number of employees by function as of December 31, 2024:

Function	As of December 31, 2024
Research and Development	**5,930**
Production	**10,590**
Sales	**13,072**
General and Administrative	**2,656**
Total	**32,248**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Xiang Li ("**Mr. Li**") performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) and Mr. Jiang Zhenyu, with Prof. Xiao as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2024 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2024 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2024 as set out in this announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this unaudited financial information.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairperson of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Jiang as the chairperson of the Nominating and Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the Reporting Period. As at December 31, 2024, the Company did not hold any treasury Shares (as defined under the Listing Rules).

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2024 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

Nevertheless, we and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned *Banurs v. Li Auto Inc. et al*, No. 24-cv-03470 and *Chaudary v. Li Auto Inc. et al*, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption *Banurs v. Li Auto Inc. et al*, No. 24-cv-03470. As of the date of this announcement, the case remains in its preliminary stage. The Company believe this case is without merit and intends to defend its position vigorously to the extent this case remains active, including any appeal of such lawsuit should its initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this lawsuit despite our belief that it is meritless. In the event that our initial defense is unsuccessful, the Company cannot assure that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff's appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management's attention from the day-to-day operations, all of which could harm our business.

Events after the Reporting Period

There were no significant events that might affect the Company since December 31, 2024.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2024.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,	
	Note	2023	**2024**
		RMB	***RMB***
Revenues:			
Vehicle sales		120,294,667	**138,538,092**
Other sales and services		3,556,665	**5,921,854**
Total revenues	6	123,851,332	**144,459,946**
Cost of sales:			
Vehicle sales		(94,482,347)	**(111,121,036)**
Other sales and services		(1,872,234)	**(3,682,772)**
Total cost of sales		(96,354,581)	**(114,803,808)**
Gross profit		27,496,751	**29,656,138**
Operating expenses:			
Research and development		(10,586,129)	**(11,071,358)**
Selling, general and administrative		(9,767,955)	**(12,229,323)**
Other operating income, net		264,210	**663,657**
Total operating expenses		(20,089,874)	**(22,637,024)**
Income from operations		7,406,877	**7,019,114**
Other (expense)/income:			
Interest expense		(86,251)	**(187,755)**
Interest income and investment income, net		2,082,948	**1,819,964**
Others, net		1,048,189	**664,301**
Income before income tax		10,451,763	**9,315,624**
Income tax benefit/(expense)	8	1,357,362	**(1,270,374)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2023	2024
		RMB	RMB
Net income		11,809,125	8,045,250
Less: Net income attributable to noncontrolling interests		104,992	12,900
Net income attributable to ordinary shareholders of Li Auto Inc.		11,704,133	8,032,350
Weighted average number of ordinary shares			
Basic	7	1,967,863,759	1,993,191,951
Diluted	7	2,115,376,392	2,129,273,430
Net earnings per share attributable to ordinary shareholders			
Basic	7	5.95	4.03
Diluted	7	5.55	3.79
Net income		11,809,125	8,045,250
Other comprehensive (loss)/income			
Foreign currency translation adjustment, net of tax		(30,766)	53,128
Total other comprehensive (loss)/income		(30,766)	53,128
Total comprehensive income		11,778,359	8,098,378
Less: Net income attributable to noncontrolling interests		104,992	12,900
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		11,673,367	8,085,478

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	
	Note	2023	**2024**
		RMB	***RMB***
ASSETS			
Current assets:			
Cash and cash equivalents		91,329,030	**65,901,123**
Restricted cash		479	**6,849**
Time deposits and short-term investments		11,933,255	**46,904,548**
Trade receivable	3	143,523	**135,112**
Inventories		6,871,979	**8,185,604**
Prepayments and other current assets		4,247,318	**5,176,546**
Total current assets		114,525,584	**126,309,782**
Non-current assets:			
Long-term investments		1,595,376	**922,897**
Property, plant and equipment, net		15,745,018	**21,140,933**
Operating lease right-of-use assets, net		5,939,230	**8,323,963**
Intangible assets, net		864,180	**914,951**
Goodwill		5,484	**5,484**
Deferred tax assets		1,990,245	**2,542,180**
Other non-current assets		2,802,354	**2,188,888**
Total non-current assets		28,941,887	**36,039,296**
Total assets		143,467,471	**162,349,078**
LIABILITIES AND EQUITY			
Current liabilities:			
Short-term borrowings	5	6,975,399	**281,102**
Trade and notes payable	4	51,870,097	**53,596,194**
Amounts due to related parties		10,607	**11,492**
Deferred revenue, current		1,525,543	**1,396,489**
Operating lease liabilities, current		1,146,437	**1,438,092**
Finance lease liabilities, current		–	**95,205**
Accruals and other current liabilities		11,214,626	**12,397,322**
Total current liabilities		72,742,709	**69,215,896**

19

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023 RMB	As of December 31, 2024 RMB
Non-current liabilities:			
Long-term borrowings	5	1,747,070	**8,151,598**
Deferred revenue, non-current		812,218	**720,531**
Operating lease liabilities, non-current		3,677,961	**5,735,738**
Finance lease liabilities, non-current		–	**642,984**
Deferred tax liabilities		200,877	**864,999**
Other non-current liabilities		3,711,414	**5,696,950**
Total non-current liabilities		10,149,540	**21,812,800**
Total liabilities		82,892,249	**91,028,696**
Total shareholders' equity		60,575,222	**71,320,382**
Total liabilities and shareholders' equity		143,467,471	**162,349,078**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,	
	2023	**2024**
	RMB	***RMB***
Net cash provided by operating activities	50,693,521	**15,933,160**
Net cash used in investing activities	(12,068)	**(41,137,169)**
Net cash provided by/(used in) financing activities	185,385	**(415,648)**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	44,513	**198,120**
Net change in cash, cash equivalents and restricted cash	50,911,351	**(25,421,537)**
Cash, cash equivalents and restricted cash at beginning of the period	40,418,158	**91,329,509**
Cash, cash equivalents and restricted cash at end of the period	91,329,509	**65,907,972**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business.

The Company's shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the year ended December 31, 2024 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the year ended December 31, 2024 was approved on March 14, 2025.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules"). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

(b)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Segment reporting

ASC 280 "Segment Reporting", establishes standards for companies to report in their financial statements' information about operating segments, products, services, geographic areas, and major customers.

The Group derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of goods from online store and accessories, sales of Li Plus Membership, sales and installment of charging stalls, and commission service. Based on the criteria established by ASC 280, chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive income.

3 TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2023 and 2024, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31, 2023	As of December 31, 2024
Within 3 months	133,285	75,719
Between 3 months and 6 months	1,437	50,223
Between 6 months and 1 year	647	904
More than 1 year	8,154	8,266
Total	143,523	135,112

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4   TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2023	As of December 31, 2024
Trade payable for raw materials	34,839,546	**40,041,977**
Notes payable[i]	17,030,551	**13,554,217**
Total	51,870,097	**53,596,194**

(i)   Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2023 and 2024 were RMB712,039 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2023 and 2024, based on the recognition date, is as follows:

	As of December 31, 2023	As of December 31, 2024
Within 3 months	45,079,655	**32,471,247**
Between 3 months and 6 months	6,565,284	**20,387,075**
Between 6 months and 1 year	126,799	**711,292**
More than 1 year	98,359	**26,580**
Total	51,870,097	**53,596,194**

The trade payable and notes payable are non-interest-bearing and are normally settled on 30-180 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5 BORROWINGS

Borrowings consist of the following:

	As of December 31, 2023	As of December 31, 2024
Short-term borrowings:		
Convertible debt[1]	6,031,566	–
Unsecured borrowing[2]	688,231	–
Secured borrowing[3]	155,602	**181,102**
Credit guaranteed borrowing[4]	100,000	**100,000**
Total short-term borrowings[5]	6,975,399	**281,102**

	As of December 31, 2023	As of December 31, 2024
Long-term borrowings:		
Secured borrowing[3]	1,647,070	**1,896,701**
Credit guaranteed borrowing[4]	100,000	**–**
Convertible debt[1]	–	**6,254,897**
Total long-term borrowings	1,747,070	**8,151,598**
Total borrowings	8,722,469	**8,432,700**

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2024, no adjustment had been made to the initial conversion rate.

(All amounts in thousands, except for share and per share data)

5 BORROWINGS (CONTINUED)

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2024, none were surrendered for repurchase pursuant to holders' put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2023 and 2024, the convertible debt related interest expense was RMB32,657 and RMB33,451, respectively. As of December 31, 2023 and 2024, the principal amount of the convertible debt was RMB6,108,829 and RMB6,316,519, and the unamortized debt issuance cost was RMB77,263 and RMB61,622, respectively.

(2) In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum. As of December 31, 2024, the bond was fully repaid.

(3) As of December 31, 2023, the Group obtained secured borrowing from certain banks with a total principal of RMB1,802,672. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB2,077,803. The annual interest rate of these borrowings is approximately 5-year LPR minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2023 and 2024. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of December 31, 2024.

(4) As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB200,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. Borrowings of RMB100,000 was repaid in 2024.

As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2023 and 2024. No credit guaranteed borrowing as of December 31, 2023 and 2024 contain covenants.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5   BORROWINGS (CONTINUED)

(5)   As of December 31, 2023 and 2024, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.69% and 2.64%.

The following table summarizes the aggregate repayment schedule of the Company's borrowings, excluding convertible debt:

	For the year ending December 31
2025	**281,102**
2026	**213,200**
2027	**214,830**
2028	**251,037**
2029	**286,259**
Thereafter	**931,375**

6   REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the year ended December 31,	
	2023	**2024**
Revenue recognized at a point in time	123,623,481	**144,108,738**
Including: Vehicle sales	120,294,667	**138,538,092**
Other sales and services	3,328,814	**5,570,646**
Revenue recognized over time	227,851	**351,208**
Total	123,851,332	**144,459,946**

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of goods from online store and accessories, (iii) sales and installment of charging stalls, (iv) commission service fee, and (v) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7 EARNINGS PER SHARE

Basic and diluted net earnings per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the years ended December 31, 2023 and 2024 as follows:

	For the year ended December 31,	
	2023	2024
Numerator:		
Net income attributable to ordinary shareholders of Li Auto Inc.	11,704,133	**8,032,350**
Dilution effect arising from convertible debt	32,657	**33,451**
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	11,736,790	**8,065,801**
Denominator:		
Weighted average ordinary shares outstanding – basic	1,967,863,759	**1,993,191,951**
Effects of dilutive securities		
Options and RSUs	86,651,528	**75,220,374**
Convertible debt	60,861,105	**60,861,105**
Weighted average ordinary shares outstanding – diluted	2,115,376,392	**2,129,273,430**
Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	5.95	**4.03**
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	5.55	**3.79**

For the years ended December 31, 2023 and 2024, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. For the year ended December 31, 2024, options and RSUs of 2,067,928 on a weighted average basis were excluded from the calculation of diluted net income per share because of their anti-dilutive effect.

8 TAXATION

(a) Value added tax ("VAT")

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales and installment of charging stalls, sales of goods from online store and sales of accessories in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

PRC

Three and four entities in the Group applied preferential enterprise income tax rate of 15% for the years ended December 31, 2023 and 2024, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2024. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2023. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2024, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2024.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax (benefit)/expense for the years presented is as follows:

| | For the year ended December 31, | |
	2023	2024
Current income tax expense	446,225	**1,320,181**
Deferred income tax benefit	(1,803,587)	**(49,807)**
Total	(1,357,362)	**1,270,374**

The Group monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2023 and 2024, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Group concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. As such, the Group released RMB1,990,245 and RMB6,085 of valuation allowances associated with such deferred tax assets in 2023 and 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8   TAXATION (CONTINUED)

(c)   Consumption tax

The Company is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

9   DIVIDEND

The Board did not recommend the distribution of any annual dividend for the years ended December 31, 2023 and 2024.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The annual report for the year ended December 31, 2024 will be made available for review on the same websites in due course.


By order of the Board
Li Auto Inc.
Li Xiang
Chairman


Hong Kong, March 14, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu as independent non-executive directors.